July 28, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Splash Beverage Group, Inc. Preliminary Proxy Statement on Schedule 14A Submitted June 13, 2025 File No. 001-40471

Dear Ms. Sarah Sidwell and Ms. Asia Timmons-Pierce:

On behalf of Splash Beverage Group, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 26, 2025 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Proxy Statement. We are also filing a proxy amendment along with this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal 1 -- To Approve an Amendment to Our Articles of Incorporation, as Amended, to Increase the Number of Authorized Shares of Common St, page 8

1. We note one of the purposes for increasing the number of authorized shares is to offer additional flexibility to “make stock-based acquisitions”. We also note in your 8-K filed on February 3, 2025, you have signed a letter of intent to acquire Western Son Vodka primarily through a stock-for-equity transaction. If the increase in authorized shares covered by this proposal is in furtherance of the acquisition of Western Son Vodka, please note that Note A to Schedule 14A provides that where a solicitation of securityholders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ securityholders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished. Alternatively, please provide us with analysis supporting why such disclosure is not required.

Response: We respectfully inform the Staff on behalf of the Company, that the Company’s previous letter of intent to acquire Western Son Vodka has expired, and currently there is no structure in place to contemplate the said acquisition.

2. We note that you have not filed your Annual Report on Form 10-K for your fiscal year ended December 31, 2024, and that you have not filed your Quarterly Report on For 10-Q for the period ended March 31, 2025. Please add a risk factor to discuss these facts, any obligations you have to file these reports, and associated risks resulting from your failure to do so.

Response: We respectfully inform the Staff that the Company has now filed both its Annual Report on Form 10-K for fiscal year ended December 31, 2024 filed on July 11, 2025, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed on July 11, 2025.

3. We note that you received a notice from NYSE American LLC on April 16, 2025 notifying you that you were not in compliance with the continued listing standards due to failure to timely file your Annual Report on Form 10-K for the year ended December 31, 2024. Additionally, we note that you received a notice from NYSE American LLC on April 7, 2025 that NYSE would begin delisting procedures due to failure to regain compliance with Sections 1003(a)(i), (ii), and (iii) of the Company Guide, and that you were appealing such decision. Please provide a detailed description for both NYSE notices of the processes undertaken by the Company to regain compliance and their related timelines. Please disclose the risks of non-compliance with either notice, as well as the consequences of any such suspension or delisting.

Response: We have added the following risk factor to the Proxy Statement in response to the Staff’s comment:

We are currently not in compliance with the continued listing standards of the NYSE American. Our failure to resume compliance with the continued listing standards or make continued progress toward compliance consistent with a plan of compliance that we submitted to NYSE Regulation may result in the delisting of our common stock.

Our common stock is listed on the NYSE American, a national securities exchange, under the symbol “SBEV”. As a result, we are subject to NYSE American’s listing standards, which generally mandate that we meet certain requirements relating to stockholders’ equity, market capitalization, aggregate market value of publicly held shares and distribution requirements.

On June 5, 2024, the Company received a letter from the staff of NYSE American stating that the Company’s stockholders’ equity was not in compliance with the NYSE American’s continued listing standards under Section 1003(a)(iii) of the NYSE American Company Guide. Section 1003(a)(iii) requires a listed company to have stockholders’ equity of $6 million or more if the listed company has reported losses from continuing operations and/or net losses in its five most recent fiscal years.

On December 20, 2023, the Company received a notice from the staff of NYSE American that the Company was not in compliance with the NYSE American’s continued listing standards under Section 1003(a)(i) and (ii) of the NYSE American Company Guide. Section 1003(a)(i) requires a listed company to have stockholders’ equity $2 million or more if the listed company has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years, and Section 1003(a)(ii) requires a listed company to have stockholders’ equity of $4 million or more if the listed company has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years.

On June 5, 2024, the Company received notification from the NYSE American indicating that it is not in compliance with the Exchange’s continued listing standards under Section 1003(a)(iii) of the Company Guide, requiring a listed company to have stockholders’ equity of $6 million or more if the listed company has reported losses from continuing operations and/or net losses in its five most recent fiscal years. The Company is now subject to the procedures and requirements of Section 1009 of the Company Guide.

The NYSE American accepted the Plan and granted a Plan period through April 6, 2025 to regain compliance with the continued listing standards, which now includes continued listing standards under Section 1003(a)(iii). The Company was able to continue its listing during the Plan period and will be subject to periodic reviews including quarterly monitoring for compliance with the Plan until it has regained compliance.

On April 7, 2025, the Company received written notification from the NYSE American stating that the NYSE Regulation determined to commence  proceedings to delist the Company’s Common Stock from NYSE American. NYSE Regulation has determined the Company is no longer suitable for listing pursuant to Section 1009(a) of the NYSE American Company Guide (the “Company Guide”) as the Company was unable to demonstrate that it had regained compliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide by the end of the maximum 18-month compliance plan period, which expired on April 10, 2025. On April 14, 2025, the Company appealed the NYSE Regulation’s decision and requested a hearing with the office of the General Counsel of the NYSE American. On April 16, 2025, the Company received notice that their hearing was held on June 26, 2025.

The Company has been advised that the Common Stock will continue to be listed and traded on NYSE American during the pendency of the Company’s appeal, which we expect to last between sixty to ninety days, subject to NYSE American’s discretion to suspend trading if it believes suspension to be in the public interest. Following the appeal, the decision of the committee of the Board of Directors of the NYSE American hearing the appeal will be announced by NYSE Regulation regarding either proceeding with suspension and delisting or continued trading in the Common Stock.

There can be no assurance we will cure the deficiency or win on appeal and that we will maintain our listing on NYSE American.

If we fail to regain compliance with the continued listing requirements of the NYSE American or NYSE American does not accept our appeal, the NYSE American may take steps to de-list our common stock. If the NYSE American de-lists our securities for trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

●	a limited amount of news and analyst coverage for our Company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Such a de-listing would likely have a negative effect on the price of our common stock and would impair our investors’ ability to sell or purchase our common stock when investors wish to do so.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Shares of our common stock are considered to be covered securities because they are listed on the NYSE American. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on the NYSE American, our common stock would not be deemed covered securities and we would be subject to regulation in each state in which we offer our securities.

4. Please include a form of proxy card marked as “preliminary” in your next amendment.

Response: We have included a form of proxy card marked as “preliminary” in the proxy amendment filed along with this letter.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212 398 1493.

Sincerely,

/s/ Darrin M. Ocasio
Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP